Exhibit 99

April 01, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Result of the Postal Ballot and e-voting on resolutions of HDFC Bank Limited

In continuation of our earlier disclosure dated February 26, 2024 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby submit the result of e-voting pursuant to the Postal Ballot of the Bank, for all resolutions as specified in the Postal Ballot Notice dated February 22, 2024.

Period of remote e-voting for Postal Ballot	Thursday, February 29, 2024 at 9:00 a.m. (IST) to Friday, March 29, 2024 at 5:00 p.m. (IST)
Total no. of shareholders as on the cut-off date	41,67,490

All the resolutions placed through the Postal Ballot were passed with the requisite majority. The resolutions are deemed as passed on the last date of the remote e-voting period, i.e. Friday, March 29, 2024.

The e-voting results of Postal Ballot and report of the Scrutinizer viz., M/s. BN & Associates, are enclosed herewith.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

HDFC BANK LTD - VOTING RESULTS OF POSTAL BALLOT-29-03- 2024

Date of declaration of result of Postal Ballot	29th Mar, 2024
Total number of shareholders on record date	4167490
No. of Shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group:	NA
Public:
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	-
Public:	-

Resolution required: (Ordinary/Special)	Ordinary (01) : To modify the resolution passed by the Members of the Bank at the 27th Annual General Meeting (AGM) of the Bank
held on July 17, 2021 with respect to approval of the revised remuneration of Non-Executive Directors except for Part Time
			Independent Chairman - an Ordinary Resolution:
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		4827484393	90.442	4823778538	3705855	99.923	0.077
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5337682395	4827484393	90.442	4823778538	3705855	99.923	0.077
Public - Non Institutions	E-Voting		45221536	2.003	44342148	879388	98.055	1.945
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2258112527	45221536	2.003	44342148	879388	98.055	1.945
Total		7595794922	4872705929	64.150	4868120686	4585243	99.906	0.094

Resolution required: (Ordinary/Special)			Special (02) : To approve the appointment of Dr. (Mr.) Harsh Kumar Bhanwala (DIN: 06417704) as an Independent Director of the Bank
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		4832560776	90.537	4810931752	21629024	99.552	0.448
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5337682395	4832560776	90.537	4810931752	21629024	99.552	0.448
Public - Non Institutions	E-Voting		45047128	1.995	44423078	624050	98.615	1.385
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2258112527	45047128	1.995	44423078	624050	98.615	1.385
Total		7595794922	4877607904	64.215	4855354830	22253074	99.544	0.456

Resolution required: (Ordinary/Special)			Ordinary (03) : Approval of Material Related Party Transactions with HDB Financial Services Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		4829635893	90.482	4829635893	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5337682395	4829635893	90.482	4829635893	0	100.000	0.000
Public - Non Institutions	E-Voting		44986501	1.992	44377647	608854	98.647	1.353
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2258112527	44986501	1.992	44377647	608854	98.647	1.353
Total		7595794922	4874622394	64.175	4874013540	608854	99.988	0.012

Resolution required: (Ordinary/Special)			Ordinary (04) : Approval of Material Related Party Transactions with HDFC Securities Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		4829635893	90.482	4829635893	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5337682395	4829635893	90.482	4829635893	0	100.000	0.000
Public - Non Institutions	E-Voting		44949059	1.991	44383059	566000	98.741	1.259
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2258112527	44949059	1.991	44383059	566000	98.741	1.259
Total		7595794922	4874584952	64.175	4874018952	566000	99.988	0.012

Resolution required: (Ordinary/Special)			Ordinary (05) : Approval of Material Related Party Transactions with HDFC Life Insurance Company Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		4829635893	90.482	4829635893	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5337682395	4829635893	90.482	4829635893	0	100.000	0.000
Public - Non Institutions	E-Voting		44973697	1.992	44376270	597427	98.672	1.328
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2258112527	44973697	1.992	44376270	597427	98.672	1.328
Total		7595794922	4874609590	64.175	4874012163	597427	99.988	0.012

Resolution required: (Ordinary/Special)			Ordinary (06) : Approval of Material Related Party Transactions with HDFC ERGO General Insurance Company Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		4829635893	90.482	4829635893	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5337682395	4829635893	90.482	4829635893	0	100.000	0.000
Public - Non Institutions	E-Voting		44976395	1.992	44402257	574138	98.723	1.277
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2258112527	44976395	1.992	44402257	574138	98.723	1.277
Total		7595794922	4874612288	64.175	4874038150	574138	99.988	0.012

Resolution required: (Ordinary/Special)			Ordinary (07) : Approval of Material Related Party Transactions with HDFC Credila Financial Services Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		4829635893	90.482	4829635893	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5337682395	4829635893	90.482	4829635893	0	100.000	0.000
Public - Non Institutions	E-Voting		44973728	1.992	44381374	592354	98.683	1.317
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2258112527	44973728	1.992	44381374	592354	98.683	1.317
Total		7595794922	4874609621	64.175	4874017267	592354	99.988	0.012

Resolution required: (Ordinary/Special)			Ordinary (08) : Approval of Material Related Party Transactions with HCL Technologies Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		4788659828	89.714	4788659828	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5337682395	4788659828	89.714	4788659828	0	100.000	0.000
Public - Non Institutions	E-Voting		44983416	1.992	44359761	623655	98.614	1.386
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2258112527	44983416	1.992	44359761	623655	98.614	1.386
Total		7595794922	4833643244	63.636	4833019589	623655	99.987	0.013